Part III

16b.   If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?

Yes **No**

If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator).

The ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to USTA to enter a contra order. A liquidity request includes the symbol and side of the User order that requires a contra USTA order and does not include the price or quantity of the User order. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side USTA order.

For short sale restricted stocks, if USTA does not enter a contra buy order, the ATS will route any unmatched quantity of the User sell order to USTT for USTT to execute in a riskless principal capacity. The liquidity request to USTA will continue repeating (based on time parameters mentioned above) while there is a User order routed to USTT. In this scenario, the original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. At the end of the trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is unable to enter a contra buy order, the ATS will route any unmatched quantity of the original order as a day order to USTT.